Exhibit 99.1

LexinFintech Holdings Ltd. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price

SHENZHEN, China, October 16, 2026 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 14, 2026 indicating that the Company is not in compliance with the $1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities from September 1, 2026 to October 13, 2026, the Company has not met the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on the Nasdaq Global Select Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a period of 180 calendar days, or until April 12, 2027, to regain compliance with the Listing Rules, for which the closing bid price of the Company’s ADSs must meet or exceed $1.00 per ADS for at least ten consecutive business days unless Nasdaq exercises its discretion to extend this ten-day period. In the event the Company does not regain compliance by April 12, 2027, the Company may be eligible for an additional period to regain compliance or may face delisting.

The Company is evaluating options to regain compliance with Nasdaq’s continued listing requirements, including a potential adjustment of the ratio of its ADSs to Class A ordinary shares, and intends to take appropriate measures to timely regain compliance.

The Notice is a standard procedural communication under Nasdaq's listing rules and does not immediately impact the Company's business operations or SEC reporting status. While the Company will use reasonable efforts to regain compliance, there can be no assurance that the Company will ultimately be able to do so. In the event the Company is unable to regain compliance within the applicable period, Nasdaq will initiate delisting proceedings, and the Company will evaluate all available alternatives at that time.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar

Exhibit 99.1

statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Will Tan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: willtan@lexin.com

Media inquiries:

Ruifeng Xu

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: media@lexin.com

SOURCE LexinFintech Holdings Ltd.